PROSPECTUS SUPPLEMENT NO. 26 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Bontan Corporation Inc.

61,102,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release announcing the official signing and completion of a share exchange agreement between Bontan Corporation, Portage Acquisition Inc. and Portage Pharma Ltd., on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on June 4, 2013.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “BNTNF.” The high and low bid prices for our common stock on the OTC Bulletin Board on June 4, 2013 were US$0.40 and US$0.35 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated June 5, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN CLOSES PORTAGE PHARMA LIMITED ACQUISITION

Toronto, Ontario, June 4, 2013 - Bontan Corporation Inc. (‘the Company”) (OTCBB: BNTNF) (“Bontan”) is pleased to announce the official signing and completion of a share exchange agreement with all the shareholders of Portage Pharma Limited (“PPL”), a private Biotech corporation formed under the laws of the British Virgin Islands. Under the terms of the agreement, all the shares of PPL have been exchanged for approximately 81.7 million common shares of Bontan and approximately 71.4 million warrants valid for two years from the date of closing, exercisable to convert into an equal number of common shares of Bontan at an exercisable price of US$0.29 per share. Additionally Bontan issued approximately 9.8 million shares to Culminant Capital Inc., a St. Kitts private corporation, as compensation for financial services rendered to Bontan and PPL in connection with this transaction. All shares and warrants issued will be restricted until registered.

After giving effect to the share exchange transaction, Bontan will have approximately 175 million common shares issued and outstanding of which approximately 91.5 million common shares will be restricted securities. Bontan will also have approximately 140 million options and warrants outstanding which are exercisable into an equal number of common shares.

The transaction resulted in PPL merging into Portage Acquisition Inc., a wholly owned subsidiary of Bontan, incorporated in the BVI. The merged entity will be named Portage Pharma Inc. (“Portage”) which will be a subsidiary of Bontan. The senior managers of Portage, Dr. Bruce Littman and Dr. Frank Marcoux, will continue to hold 33,542 options to acquire up to 7% equity in Portage valid for five years at an exercise price of US$1.10 per option. The options vest in agreed instalments over a two year period.

Portage holds an exclusive licence in non-oncology fields under patents granted in the USA, Australia, Israel and New Zealand and patents applied for in Japan and Canada, and an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein (ANTP) transduction technology developed by Trojantec for non-oncology products, treatments or medications.

After completion of the initial share exchange, Mr. Shah will resign as CEO while retaining his role as CFO of Bontan. Dr. Declan Doogan will become the CEO of Bontan.

Mr. Dean Bradley and Mr. Brett Rees will resign as independent directors of Bontan and will be replaced by Dr. Gregory Bailey and Mr. Jim Mellon as independent directors. The new Board will be comprised of Mr. Shah, Dr. Doogan, Dr. Bailey and Mr. Mellon.

PPL currently has nine consultants headed by Dr. Bruce Littman as CEO and Dr. Frank Marcoux, as Chief Scientific Officer. This same team will manage Portage. This team will continue their development of ANTP-containing peptides for non-oncology indications and review other potential opportunities for inclusion in the PPL drug discovery and development portfolio.

The outgoing CEO, Mr. Kam Shah commented, “After a very lengthy period of comprehensive due diligence we are delighted to finalize this exciting transaction with PPL which will look to develop new drugs for the Antennapedia platform. The Company has over US $3.4 million in cash which will meet the initial development costs for the current initiatives at Portage. I am confident that Portage’s development team, having over 200 years of combined experience in the financing and the development of new drugs, will position Bontan at the forefront of biotech research and development and should create substantial and sustainable shareholder value.”

Dr. Declan Doogan, the incoming CEO commented, “We believe that this merger with Bontan provides our team with access to the capital markets and opportunity to not only to develop ANTP but to look for other compelling drug development opportunities to in-license. I personally am very excited that we have been able to assemble this team of biotech professionals, especially as many of us have worked together on a variety of other successful projects during our professional careers.”

The following are the backgrounds of the new management and Board members:

Declan Doogan M.D. is the co-founder and Chairman of PPL and will be the CEO of Bontan. Previously the CEO and Head of R&D at Amarin Inc. (AMRN:NASDAQ) and the former Head of Worldwide Drug Development at Pfizer Inc. He has held Visiting Professorships at Harvard School of Public Health, Glasgow University Medical School and Kitasato University (Tokyo) and sits on the boards of Pulmonary Vascular Research Institute UK, Sosei (Japan Biotech), Trojantec (UK, oncology) and Spinifex (Melbourne). He continues to provide medical advice to Amarin Inc.
Gregory Bailey M.D. is a co-founder and Chief Business Officer of PPL. Co-founder of Ascent Healthcare Solutions, the #1 re-processor of used surgical equipment; VirnetX Inc. (VHC: AMEX), internet security; and Duramedic Inc., a medical products company. He is a former financier of Medivation Inc. (MDVN: NASDAQ) and was a director from 2005 to 2012.
Jim Mellon is a co-founder of PPL. A principal of Charlemagne Capital, a listed fund management company; Regent Pacific, an Asian mining group; and the controlling shareholder of Manx Financial, an Isle of Man based-bank; Speymill Group, a property business; and Webis Holdings. Co-founder of Uramin and Red Dragon Resources, both mining groups. Burnbrae, his private company, is a substantial landlord in Germany and in the Isle of Man, and owns a hotel chain. Mr Mellon is on twitter @: https://twitter.com/jimmhk.
Bruce H. Littman, M.D., will be the CEO of Portage. He has over 30 years of research and drug development experience. He was Vice President and Global Head of Translational Medicine in Pfizer and also has a strong academic background in immunology, rheumatology and inflammation. His skill set is particularly suited to developing de-risking strategies and using an understanding of how drugs behave in the body to evaluate early drug candidates. He has an excellent track record in early clinical development. After retiring from Pfizer at the end of 2007 he became an independent consultant. Prior to that, he served for 13 years on the faculty of Virginia Commonwealth University’s Medical College of Virginia. He is an author and co-editor of “Translational Medicine and Drug Discovery” published in 2011 by Cambridge University Press.
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Frank W. Marcoux, Ph.D. is the CSO of Portage. He has over 25 years of pharmaceutical company and academic research experience. He was the VP Quantitative and Innovative Medicine in WW Development at Pfizer and former VP WW Discovery Biology Discipline Head until 2008 when he became an independent consultant. Previously he worked for Parke-Davis Pharmaceutical Research for seventeen years. Dr. Marcoux’s consulting focus is on high confidence translation of drug discovery programs to early clinical proof of concept and is aimed at biotech, Pharma and academic medical centres. Dr. Marcoux holds a Ph.D. in Physiology and Biophysics and held research positions prior to industry at Harvard Medical School/Massachusetts General Hospital, University of Alabama, Birmingham, Medical Center, and at the University of Vermont, College of Medicine.

About Bontan Corporation Inc:

Bontan and its new subsidiary, Portage Pharma Inc., will be engaged in researching and developing pharmaceutical and biotech products through to proof of concept with an early focus on unmet clinical needs and orphan drugs. Following proof of concept, the Company will look to sell or licence the products to large pharmaceutical companies to gain global distribution. For further information, contact Kam Shah CFO of Bontan, at 416-929-1806 or kam@bontancorp.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Bontan's current views and assumptions about future events and financial performance. Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2013

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer